UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated February 25, 2004

2.

News Release dated February 26, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  March 1, 2004                  By:  /s/ Bill O. Wood__________

                                                               Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Rosser #1-11 Hits Gas and Pipe Is Set

February 25, 2004 – Questar, the operator of the Rosser #1-11, has notified Sovereign that the well has reached its total depth, has been logged and presently pipe is being set to a depth of 13,650 feet.  The following formations had significant hydrocarbon shows:

Formation Name	Depth (Feet)	Thickness
Marchand	9,710-9,750	40 feet
Skinner	11,596-11,634	38 feet
Red Fork “D”	12,994-13,018	24 feet
Red Fork “F”	13,470-13,500	30 feet
Total		132 feet

The Lasley Prospect covers 10 sections of land (6,400 acres).  The Rosser 1-11 makes the sixth well drilled and soon to be completed as a successful gas well in the Lasley prospect.  Bill O. Wood, President of Sovereign said, “ The Company is excited that the aggressive 2004 drilling program is starting with such great success”.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500    Facsimile: (325) 676-8106    Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS  79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

SHEWARD 1-31 LASLEY WELL DRILLING COMMENCES

February 26, 2004 – Cimarex Energy Company, operator of the Sheward lease in the Lasley prospect, has notified Sovereign that drilling operations on the Sheward 1-31 well have started. The operator plans to drill to approximately 13,500 feet to test the Marchand, Prue, Skinner and Red Fork formations. Sovereign Chief has a 12.5-per-cent plus/minus working interest in this well.

The following is a status report on the wells drilled in the Lasley prospect during 2003 and to date in 2004

Well name	Status	Production

Kardokus A1-10	Producing	Gas

Kardokus 3-10	Producing	Gas

Alley Cat 1-14	Producing	Gas

Tiger 2-15	Producing	Gas

King 1-32	Drilled and awaiting completion

Rosser 1-11	Drilled and awaiting completion

Sheward 1-31	Drilling

Additional wells to be drilled in March, 2004, include the Kardokus 4-10 and Stray Cat 1-14.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500    Facsimile: (325) 676-8106    Email: info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.